Exhibit 99.1

AutoNavi Holdings Limited Reports First Quarter 2014 Results

BEIJING, May 23, 2014 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Results

Revenues

Total net revenues in the first quarter of 2014 were $23.1 million, compared to $34.3 million in the first quarter of 2013, and $31.5 million in the fourth quarter of 2013.

Automotive Navigation

Net revenues from the Company’s automotive navigation business in the first quarter of 2014 were $14.5 million, compared to $15.5 million in the first quarter of 2013, and $18.6 million in the fourth quarter of 2013. The changes were partially attributable to one of the Company’s existing customers, BMW, which shifted some of its latest car models to another map data provider and a decline in blended average selling prices (“ASP”), as the Company’s business continues to include more mid-range automobiles with lower ASPs.

Mobile and Internet Location-based Solutions

In the first quarter of 2014, net revenues from the Company’s mobile and Internet location-based solutions business were $6.5 million, compared to $13.9 million in the first quarter of 2013, and $8.9 million in the fourth quarter of 2013. The changes were primarily due to the Company’s decision in August 2013 to make its premium navigation app freely available to users.

Public Sector and Enterprise Applications

In the first quarter of 2014, net revenues from the Company’s public sector and enterprise applications business were $1.8 million, compared to $4.3 million in the first quarter of 2013 and $3.1 million in the fourth quarter of 2013. The changes resulted from the Company’s strategic shift of internal resources to support and develop its mobile offerings.

Cost of Revenues

Cost of revenues in the first quarter of 2014 was $12.6 million, compared to $10.4 million in the first quarter of 2013, and $13.7 million in the fourth quarter of 2013. The year-over-year increase in the Company’s cost of revenues reflects its continued investment in building its location-based database. The sequential decrease was largely attributable to a decrease in outsourced data production costs. Non-GAAP cost of revenues, which excludes share-based compensation expenses, was $12.4 million, compared to $10.2 million in the year ago period and $14.0 million in the previous quarter.

Operating Expenses

Total operating expenses in the first quarter of 2014 were $55.1 million, compared to $20.8 million in the first quarter of 2013, and $51.2 million in the fourth quarter of 2013. The increases in total operating expenses mainly reflect the Company’s investments in the mobile Internet space. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $42.6 million in the quarter, compared to $18.2 million in the year-ago quarter and $44.9 million in the previous quarter.

Research and development (“R&D”) expenses were $24.1 million in the first quarter of 2014, compared to $10.6 million in the first quarter of 2013, and $20.4 million in the fourth quarter of 2013. The increases were primarily due to an increase in the total number of R&D personnel and share-based compensation expenses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $20.8 million in the quarter, compared to $9.6 million in the year-ago quarter and $18.0 million in the previous quarter.

Selling and marketing expenses were $17.1 million in the first quarter of 2014, compared to $5.8 million in the first quarter of 2013, and $17.0 million in the fourth quarter of 2013. The year-over-year increase was primarily due to an increase in promotional spending for the Company’s mobile products. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were $15.9 million in the quarter, compared to $4.9 million in the year ago quarter and $16.6 million in the previous quarter.

General and administrative expenses were $13.8 million in the first quarter of 2014, compared to $4.4 million in the first quarter of 2013, and $13.8 million in the fourth quarter of 2013. The year-over-year increase was primarily due to higher share-based compensation expenses and professional service fee. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $6.0 million in the quarter, compared to $3.7 million in the year-ago quarter and $10.2 million in the previous quarter.

Foreign Exchange losses

AutoNavi incurred foreign exchange loss of $6.2 million in the quarter primarily due to the depreciation of its RMB bank deposits against US dollars.

Net Loss Attributable to AutoNavi Shareholders

Net loss attributable to AutoNavi shareholders was $46.0 million in the first quarter of 2014, compared to a net income of $5.7 million in the first quarter of 2013, and a net loss of $28.2 million in the fourth quarter of 2013. Diluted net loss per American depositary share (“ADS”) attributable to AutoNavi shareholders for the first quarter of 2014 was $0.84, as compared to diluted net income per ADS attributable to AutoNavi shareholders of $0.12 in the year-ago period and net loss per ADS attributable to AutoNavi shareholders of $0.40 in the previous quarter. One ADS represents four ordinary shares.

Non-GAAP net loss attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $33.5 million in the first quarter of 2014, compared to non-GAAP net income attributable to AutoNavi shareholders of $8.4 million in the first quarter of 2013, and non-GAAP net loss attributable to AutoNavi shareholders of $22.1 million in the fourth quarter of 2013. Diluted non-GAAP net loss per ADS attributable to AutoNavi shareholders for the first quarter of 2014 was $0.61, compared to diluted non-GAAP net income per ADS of $0.17 in the year-ago period and diluted non-GAAP net loss per ADS of $0.31 in the previous quarter.

Cash and Term Deposits Balance

As of March 31, 2014, the Company had $439.4 million in cash and cash equivalents and term deposits.

Management Commentary

“In the first quarter, the number of online-to-offline service orders processed through AutoNavi’s free mobile map application continued to grow,” said Mr. Congwu Cheng, the Company’s chairman and chief executive officer. “The O2O space is developing in exciting ways as users recognize the value and convenience of dealing with local merchants via mobile devices. Our maps provide a unique gateway to the mobile internet and help to bridge the information gaps that previously existed between such buyers and sellers, and in turn create monetization opportunities for our LBS database and user traffic.”

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) Non-GAAP cost of revenues, (2) non-GAAP operating expenses, (3) non-GAAP R&D expenses, (4) non-GAAP selling and marketing expenses, (5) non-GAAP general and administrative expenses, (6) non-GAAP net income/loss attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income/loss per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	March 31,	December 31,
	2014	2013

Assets
Current assets
Cash and cash equivalents	399,167	399,316
Restricted cash	145	149
Term deposits	40,216	80,942
Accounts receivable, net of allowance for doubtful accounts of $3,780 and $3,882 as of March 31, 2014 and December 31, 2013, respectively	32,761	36,777
Due from related parties, trading	215	7
Due from related parties, non-trading	440	448
Prepaid expense and other current assets	19,273	16,200
Deferred tax assets-current	13	554
Total current assets	492,230	534,393

Properties and equipment, net	53,096	52,022
Prepayment for acquisition of property	10,305	8,930
Equity method investments	3,489	3,611
Acquired intangible assets, net	7,555	8,637
Goodwill	35,153	35,391
Deferred tax assets-non-current	119	113
Other long term assets	2,491	2,633

TOTAL ASSETS	604,438	645,730

Liabilities
Current liabilities

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $4,756 and $3,488 as of March 31, 2014 and December 31, 2013, respectively)	4,802	3,493

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $12,742 and $13,743 as of March 31, 2014 and December 31, 2013, respectively)	13,677	14,440
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $31,593 and $33,263 as of March 31, 2014 and December 31, 2013, respectively)	42,570	43,058

Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $6,236 and $6,602 as of March 31, 2014 and December 31, 2013, respectively)	6,236	6,438

Derivative (including derivative of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of March 31, 2014 and December 31, 2013, respectively)	—	776

Total current liabilities	67,285	68,205

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $506 and $583 as of March 31, 2014 and December 31, 2013, respectively)	2,408	2,745

Total liabilities	69,693	70,950

Series A convertible redeemable preferred shares	188,453	188,453

Equity
Ordinary shares	23	23
Additional paid-in capital	302,944	298,476
Treasury stock	(20,825)	(27,003)
Statutory reserve	13,229	13,229
Retained earnings	22,753	68,784
Accumulated other comprehensive income	22,042	26,785

Total AutoNavi Holdings Limited shareholders’ equity	340,166	380,294
Noncontrolling interest	6,126	6,033

Total equity	346,292	386,327

TOTAL LIABILITIES AND EQUITY	604,438	645,730

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income/(Loss) (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended
	March 31,	March 31,	December 31,
	2014	2013	2013

Net revenues	23,111	34,314	31,502
Cost of revenues	(12,554)	(10,372)	(13,666)
Gross profit	10,557	23,942	17,836

Operating expenses:
Research and development	(24,116)	(10,552)	(20,401)
Selling and marketing	(17,145)	(5,822)	(17,035)
General and administrative	(13,797)	(4,416)	(13,811)
Total operating expenses	(55,058)	(20,790)	(51,247)
Government subsidies	35	2	1,350
Operating (loss)/income	(44,466)	3,154	(32,061)

Interest income	4,148	1,883	4,552
Foreign exchange (loss)/gains	(6,156)	149	2,583
Other Income	823	47	19
(Loss)/income before income taxes and share of net loss of equity method investment	(45,651)	5,233	(24,907)
Income tax (expense)/benefit	(97)	820	(2,942)
Share of net loss of equity method investment	(27)	(260)	(160)
Net (loss)/income	(45,775)	5,793	(28,009)
Less: Net income attributable to noncontrolling interest	256	82	197
Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(46,031)	5,711	(28,206)
Less: Net loss attributable to AutoNavi Holdings Limited Series A preferred shareholder	—	—	—
Net (loss)/income attributable to AutoNavi Holdings Limited ordinary shareholders	(46,031)	5,711	(28,206)

Net (loss)/income per ordinary share

Basic	(0.21)	0.03	(0.13)
Diluted	(0.21)	0.03	(0.13)

Weighted average number of shares used in calculating net (loss)/income per ordinary share
Basic	218,228,694	186,115,424	216,857,856
Diluted	218,228,694	196,523,224	216,857,856

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(4,906)	706	2,252

Comprehensive (loss)/income	(50,681)	6,499	(25,757)
Less: comprehensive income attributable to noncontrolling interest	93	100	262
Comprehensive (loss)/income attributable to AutoNavi Holdings Limited shareholders	(50,774)	6,399	(26,019)

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	March 31,	March 31,	December 31,
	2014	2013	2013

Total operating expenses	55,058	20,790	51,247
Share-based compensation	(12,418)	(2,574)	(6,382)
Non-GAAP total operating expenses	42,640	18,216	44,865

Research and development expenses	24,116	10,552	20,401
Share-based compensation	(3,345)	(945)	(2,373)
Non-GAAP research and development expenses	20,771	9,607	18,028

Selling and marketing expenses	17,145	5,822	17,035
Share-based compensation	(1,253)	(902)	(389)
Non-GAAP selling and marketing expenses	15,892	4,920	16,646

General and administrative expenses	13,797	4,416	13,811
Share-based compensation	(7,820)	(727)	(3,620)
Non-GAAP general and administrative expenses	5,977	3,689	10,191

Operating (loss)/income	(44,466)	3,154	(32,061)
Share-based compensation	12,527	2,705	6,065
Non-GAAP operating (loss)/income	(31,939)	5,859	(25,996)

Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(46,031)	5,711	(28,206)
Share-based compensation	12,527	2,705	6,065
Non-GAAP net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(33,504)	8,416	(22,141)

	For the three months ended March 31, 2014
	GAAP	Adjustments	Non-GAAP(a)
Diluted net loss per ADS attributable to AutoNavi Holdings Limited shareholders	(0.84)	0.23	(0.61)

(a) Non-GAAP diluted net loss per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net loss attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net loss per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).